# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ContextLogic Holdings Inc., CIK 0002064307
CUSIP: 21078F109
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 2648 International Blvd Ste 301, Oakland, California (CA), 94601
Date of event which requires filing of this statement: 02/26/2026
Filed by CIK 0001358706
Persons authorized to receive notices and communications: David C. Abrams, c/o Abrams Capital Management, L.P., 222 Berkeley Street, 21st Floor, Boston, Massachusetts (MA), 02116, (617) 646-6100

## Reporting persons
- Abrams Capital Partners I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 578,862; sole dispositive power 0; shared dispositive power 578,862; aggregate amount beneficially owned 578,862 (1.3% of the class)
  Comment: (1) See Item 5.
- Abrams Capital Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,897,244; sole dispositive power 0; shared dispositive power 7,897,244; aggregate amount beneficially owned 7,897,244 (17.3% of the class)
  Comment: (1) See Item 5.
- Abrams Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,476,106; sole dispositive power 0; shared dispositive power 8,476,106; aggregate amount beneficially owned 8,476,106 (18.6% of the class)
  Comment: (1) See Item 5.
- Abrams Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 18,269,534; sole dispositive power 0; shared dispositive power 18,269,534; aggregate amount beneficially owned 18,269,534 (40% of the class)
  Comment: (1) See Item 5.
- Abrams Capital Management, L.P. (CIK 0001358706): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 18,269,534; sole dispositive power 0; shared dispositive power 18,269,534; aggregate amount beneficially owned 18,269,534 (40% of the class)
  Comment: (1) See item 5.
- Riva Capital Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,262,976; sole dispositive power 0; shared dispositive power 5,262,976; aggregate amount beneficially owned 5,262,976 (11.5% of the class)
  Comment: (1) See item 5.
- Riva Capital Management V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,262,976; sole dispositive power 0; shared dispositive power 5,262,976; aggregate amount beneficially owned 5,262,976 (11.5% of the class)
  Comment: (1) See item 5.
- Riva Capital Partners VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,530,452; sole dispositive power 0; shared dispositive power 4,530,452; aggregate amount beneficially owned 4,530,452 (9.9% of the class)
  Comment: (1) See item 5.
- Riva Capital Management VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,530,452; sole dispositive power 0; shared dispositive power 4,530,452; aggregate amount beneficially owned 4,530,452 (9.9% of the class)
  Comment: (1) See item 5.
- David Abrams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 18,269,534; sole dispositive power 0; shared dispositive power 18,269,534; aggregate amount beneficially owned 18,269,534 (40% of the class)
  Comment: (1) See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: ContextLogic Holdings Inc.
Address of issuer's principal executive offices: 2648 International Blvd Ste 301, Oakland, California (CA), 94601
Comment: This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the "Shares"), of ContextLogic Holdings Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2648 International Blvd Ste 301, Oakland, CA 94601.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of (i) Abrams Capital Partners I, L.P. ("ACP I"), (ii) Abrams Capital Partners II, L.P. ("ACP II"), (iii) Abrams Capital, LLC ("Abrams LLC"), (iv) Abrams Capital Management, LLC ("Abrams CM LLC"), (v) Abrams Capital Management, L.P. ("Abrams CM LP"), (vi) Riva Capital Partners V, L.P. ("Riva V"), (vii) Riva Capital Management V, LLC ("Riva V LLC"), (viii) Riva Capital Partners VI, L.P. ("Riva VI"), (ix) Riva Capital Management VI, LLC ("Riva VI LLC") and (x) David Abrams (together with each of the foregoing, the "Reporting Persons").
Residence or business address: The address of the principal executive office of each of the Reporting Persons is c/o Abrams Capital Management, L.P., 222 Berkeley Street, 21st Floor, Boston, Massachusetts 02116.
Present principal occupation or employment: The principal business of each of ACP I, ACP II, Riva V and Riva VI is making investments. Abrams LLC is the general partner of ACP I and ACP II. Riva V LLC is the general partner of Riva V. Riva VI LLC is the general partner of Riva VI. Abrams CM LP provides investment management services to each of ACP I, ACP II, Riva V and Riva VI. Abrams CM LLC is the general partner of Abrams CM LP. Mr. Abrams is the managing member of Abrams LLC, Abrams CM LLC, Riva V LLC and Riva VI LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the other persons specified in Instruction C to Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the other persons specified in Instruction C to Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: See Item 6 of the cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

The Reporting Persons acquired (i) 13,721,633 Shares reported herein pursuant to the Purchase Agreement dated December 8, 2025, as amended, by and among the Issuer, ContextLogic Holdings, LLC ("Holdings"), the seller parties named herein, US Salt Parent Holdings, LLC ("US Salt"), and the other parties thereto (the "Purchase Agreement") in connection with the acquisition by Holdings of US Salt (such transaction, the "US Salt Acquisition") by the Issuer's subsidiary, Holdings, (ii) 190,496 Shares reported herein pursuant to the Backstop Agreement (ACP I) dated December 8, 2025 between the Issuer and ACP I (the "ACP I Backstop Agreement"), (iii) 2,598,611 Shares reported herein pursuant to the Backstop Agreement (ACP II) dated December 8, 2025 between the Issuer and ACP II (the "ACP II Backstop Agreement" and, together with the ACP I Backstop Agreement, the "Backstop Agreements") and (iv) 1,758,794 Shares reported herein pursuant to the equity purchase agreement (the "Secondary Purchase Agreement") between ACP I and ACP II, as purchasers, and Emerald Lake Pearl Acquisition, L.P., Emerald Lake Pearl Acquisition-A, L.P., Emerald Lake Pearl Acquisition GP, L.P. (collectively the "Secondary Sellers"), and the Issuer.

In order to finance the US Salt Acquisition in the event the Rights Offering, described below, was not fully subscribed at the expiration of the Rights Offering period, each of ACP I and ACP II agreed pursuant to the terms of their respective Backstop Agreements to purchase Shares from the Issuer at a price of $8.00 per share, for an aggregate amount not to exceed (a) $1,570,900 for ACP I and (b) $21,429,100 for ACP II.

The foregoing summary of each of the Purchase Agreement, the Backstop Agreements and the Secondary Purchase Agreement is not intended to be complete and is qualified by reference to the copy of each such document included as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons collectively beneficially own an aggregate of 18,269,534 Shares, which represent 40.0% of the outstanding Shares (based upon the Issuer's outstanding shares as reported in the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 22, 2026, and after giving effect to the issuance of the additional Shares of common stock pursuant to the Rights Offering, Purchase Agreement and the Backstop Agreements).

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes in connection with the US Salt Acquisition, and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer or retain or sell all or a portion of the securities reported herein, in the open market or in privately negotiated transactions. In its capacity as a stockholder of the Issuer with the right to representation on the board of directors of the Issuer, the Reporting Persons take, and intend to continue to take, an active role in working with the Issuer's management and the board of directors on operational, financial and strategic initiatives. The Reporting Persons may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, acquisition, reorganization or take-private transaction that could in the future result in, among other things, a de-listing or de-registration of Shares; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time and from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) See Items 7-11 of the cover pages to this Schedule 13D for each Reporting Person. The percentages reported herein are based upon 45,673,839 Shares outstanding, as of February 26, 2026, which represents the total number of the Issuer's common stock outstanding as reported in the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 22, 2026, after giving effect to the closing of the Rights Offering and the issuance of additional Shares pursuant to the Purchase Agreement and Backstop Agreements.

Shares reported herein represent shares owned by private investment vehicles for which Abrams CM LP serves as investment manager. Mr. Abrams is the managing member of Abrams LLC, Abrams CM LLC, Riva V LLC and Riva VI LLC and, as a result, has shared voting and investment power over the Shares reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
(a) and (b) See Items 7-11 of the cover pages to this Schedule 13D for each Reporting Person. The percentages reported herein are based upon 45,673,839 Shares outstanding, as of February 26, 2026, which represents the total number of the Issuer's common stock outstanding as reported in the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 22, 2026, after giving effect to the closing of the Rights Offering and the issuance of additional Shares pursuant to the Purchase Agreement and Backstop Agreements.

Shares reported herein represent shares owned by private investment vehicles for which Abrams CM LP serves as investment manager. Mr. Abrams is the managing member of Abrams LLC, Abrams CM LLC, Riva V LLC and Riva VI LLC and, as a result, has shared voting and investment power over the Shares reported herein.
Transactions in the class effected during the past sixty days: Except with respect to the acquisitions of Shares pursuant to the Backstop Agreements, the Purchase Agreement and the Secondary Purchase Agreement, there have been no transactions in the Issuer's common stock by the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons specified in Instruction C to Schedule 13D during the sixty day period prior to the date of filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

The Reporting Persons collectively beneficially own an aggregate of 18,269,534 Shares, which represent 40.0% of the outstanding Shares (based upon the Issuer's outstanding shares) as reported in the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 22, 2026, and after giving effect to the issuance of the additional Shares of common stock pursuant to the Rights Offering and the Backstop Agreements.

Purchase Agreement

On December 8, 2025, the Issuer, Holdings and ContextLogic LLC entered into the Purchase Agreement with the other parties thereto for the purpose of consummating the US Salt Acquisition. The US Salt Acquisition closed on February 26, 2026.

Rights Offering

On January 22, 2026, the Issuer commenced a rights offering pursuant to which the Issuer distributed to the holders of Shares, subscription rights to purchase up to 14,375,000 Shares (the "Rights Offering"). Holders of the Shares received a subscription right for each Share owned at 5:00 p.m. in New York City, on January 22, 2026. Each subscription right entitled the holder to purchase 0.53486 Shares at an exercise price of $8.00 per share. The Rights Offering expired at 5:00 p.m. on February 20, 2026. Upon the Closing of the Rights Offering on February 25, 2026, the Issuer issued 429,463 Shares at $8.00 per share, for aggregate gross proceeds of approximately $3.4 million in gross proceeds from existing shareholders.

Backstop Agreements and Secondary Purchase Agreement

In connection with entering into the Purchase Agreement, the Issuer entered into the Backstop Agreements. Pursuant to the Backstop Agreements and in order to finance a portion of the US Salt Acquisition, because the Rights Offering was not fully subscribed at the expiration of the Rights Offering period, ACP I and ACP II purchased 190,496 and 2,598,611 Shares, respectively, on February 26, 2026, from the Issuer at a price of $8.00 per share, for an aggregate purchase price of (a) $1,523,968 for ACP I and (b) $20,788,888 for ACP II.

Additionally, concurrently with entering into the Purchase Agreement, ACP I and ACP II entered into the Secondary Purchase Agreement with the Secondary Sellers, pursuant to which ACP I and ACP II agreed to purchase from the Secondary Sellers the Shares that the Secondary Sellers acquire in the US Salt Acquisition pursuant to the Purchase Agreement, at a price of $7.00 per share subject to the terms and conditions set forth in the Secondary Purchase Agreement.

Voting Agreement

In connection with entering into the Purchase Agreement, on February 26, 2026, each of ACP I, ACP II, Riva V and Riva VI (and together with ACP I, ACP II and Riva V, collectively, the "Abrams Investors"), and BCP Special Opportunities Fund III Originations LP, a Delaware limited partnership ("BCP" and together with the Abrams Investors, the "Voting Entities"), entered into a voting agreement (the "Voting Agreement"). The Reporting Persons have been informed by BCP that, as of the date of the filing of this Schedule 13D, BCP does not a beneficially own any shares of Shares, as such term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Pursuant to the Voting Agreement, each of the Voting Entities agreed, among other matters, to vote their Shares: (a) to cause the board of directors of the Issuer (the "Board") to be comprised of seven (7) directors at all times; (b) for the election of David Abrams and Raja Bobbili (the "Abrams Nominees"), subject to certain conditions; (c) for the election of two (2) individuals designated by BCP to serve as directors on the Board (the "BCP Nominees"), subject to certain conditions; (d) for the election of any three (3) individuals, as each party may determine in its respective sole discretion, who qualify as independent directors to serve as directors on the Board; and (e) against any action, proposal, transaction or agreement that would or would reasonably be expected to result in the removal of any Abrams Nominee from the Board without the prior written consent of the Abrams Investors or any BCP Nominee from the Board without the prior written consent of BCP.

Registration Rights Agreement

In connection with the closing of the US Salt Acquisition, on February 26, 2026, the Issuer and certain of the Abrams Investors, BCP and certain other stockholders of the Issuer entered into a registration rights agreement (the "Registration Rights Agreement").

Pursuant to the Registration Right Agreement, each of the Abrams Investors and BCP has customary demand registration rights, shelf registration rights and piggyback registration rights on the terms and subject to the conditions set forth in the Registration Rights Agreement. The Registration Rights Agreement includes customary indemnification provisions by the Issuer in favor of the Abrams Investors, BCP and the other security holders party thereto.

Director Indemnification Agreement

In connection with the Closing of the US Salt Acquisition, each Abrams Nominee joining the Board of the Issuer entered into a customary indemnification agreement with the Issuer (each, a "Director Indemnification Agreement") whereby the Issuer agrees to hold harmless and indemnify each indemnitee to the fullest extent permitted by law, subject to customary conditions. The Director Indemnification Agreement also required the Issuer to pay, in the first instance, the entire amount of any judgment or settlement of any action, suit or proceeding without requiring the indemnitee to contribute to such payment and the Issuer waives and relinquishes any right of subrogation or contribution it may have against the indemnitee, in addition to other customary provisions.

The foregoing summary of each of the Purchase Agreement, Secondary Purchase Agreement, Backstop Agreements, Voting Agreement, Registration Rights Agreement and the Director Indemnification Agreement is not intended to be complete and is qualified by reference to the copy of each such document included as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
2.1 Purchase Agreement, dated December 8, 2025 by and among ContextLogic Holdings Inc, ContextLogic LLC, ContextLogic Holdings, LLC, Salt Management Aggregator, LLC, Emerald Lake Pearl Acquisition GP, L.P., Emerald Lake Pearl Acquisition-A, L.P., Emerald Lake Pearl Acquisition Blocker, LLC, Emerald Lake Pearl Acquisition, L.P., the Abrams Investors, the Management Investors, US Salt Parent Holdings, LLC, Emerald Lake Pearl Acquisition, L.P., a Delaware limited partnership, solely in its capacity as the Sellers Representative, and, BCP Special Opportunities Fund III Originations LP (incorporated by reference to Exhibit 2.1 of ContextLogic Holdings Inc.'s Current Report on Form 8-K filed with the SEC on December 11, 2025).

2.2 First Amendment to Purchase Agreement, dated February 24, 2026, by and among ContextLogic Holdings Inc, ContextLogic LLC, ContextLogic Holdings, LLC, Salt Management Aggregator, LLC, Emerald Lake Pearl Acquisition GP, L.P., Emerald Lake Pearl Acquisition-A, L.P., Emerald Lake Pearl Acquisition Blocker, LLC, Emerald Lake Pearl Acquisition, L.P., the Abrams Investors, the Management Investors, US Salt Parent Holdings, LLC, Emerald Lake Pearl Acquisition, L.P., a Delaware limited partnership, solely in its capacity as the Sellers Representative, and, BCP Special Opportunities Fund III Originations LP (incorporated by reference to Exhibit 2.2 of ContextLogic Holdings Inc.'s Current Report on Form 8-K filed with the SEC on February 26, 2026).

10.1 Backstop Agreement (ACP I), dated as of December 8, 2025, by and between ContextLogic Holdings, LLC and Abrams Capital Partners I, L.P (incorporated by reference to Exhibit 10.1 of ContextLogic Holdings Inc.'s Current Report on Form 8-K filed with the SEC on December 11, 2025).

10.2 Backstop Agreement (ACP II), dated as of December 8, 2025, by and between ContextLogic Holdings, LLC and Abrams Capital Partners II, L.P (incorporated by reference to Exhibit 10.2 of ContextLogic Holdings Inc.'s Current Report on Form 8-K filed with the SEC on December 11, 2025).

10.3 Voting Agreement, dated February 26, 2026, by and among Riva Capital Partners V, L.P, Riva Capital Partners VI, L.P., Abrams Capital Partners I, L.P, Abrams Capital Partners II, L.P, any fund or other investment vehicle advised by Abrams Capital Management, L.P. that holds equity interests in ContextLogics Holdings, Inc. at the relevant time, BCP Special Opportunities Fund III Originations LP and any fund or other investment vehicle advised by BC Partners Advisors LP that holds equity interests in ContextLogics Holdings, Inc. at the relevant time (incorporated by reference to Exhibit 10.2 of ContextLogic Holdings Inc.'s Current Report on Form 8-K filed with the SEC on February 26, 2026).

10.4 Form of Indemnification Agreement (which is included in the Purchase Agreement as Exhibit L therein) (incorporated by reference to Exhibit 10.10 of ContextLogic Holdings Inc.'s Current Report on Form 8-K filed with the SEC on December 11, 2025).

10.5 Form of Registration Rights Agreement (which is included in the Purchase Agreement as Exhibit H therein) (incorporated by reference to Exhibit 10.6 of ContextLogic Holdings Inc.'s Current Report on Form 8-K filed with the SEC on December 11, 2025).

10.6 Equity Purchase Agreement, dated December 8, 2025, by and among Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., Emerald Lake Pearl Acquisition, L.P., Emerald Lake Pearl Acquisition-A L.P., and Emerald Lake Pearl Acquisition GP, L.P., and ContextLogic Holdings Inc. (incorporated by reference to Exhibit 10.5 of ContextLogic Holdings Inc.'s Current Report on Form 8-K filed with the SEC on December 11, 2025).

99.1* Joint Filing Agreement filed by the Reporting Persons with the Securities Exchange Commission on February 26, 2026.
_______
*Filed herewith

## Signatures
- Abrams Capital Partners I, L.P.: By: /s/ David Abrams, By: ABRAMS CAPITAL, LLC, its General Partner (02/26/2026)
- Abrams Capital Partners I, L.P.: By: /s/ David Abrams, David Abrams, Managing Member (02/26/2026)
- Abrams Capital Partners II, L.P.: By: /s/ David Abrams, By: ABRAMS CAPITAL, LLC, its General Partner (02/26/2026)
- Abrams Capital Partners II, L.P.: By: /s/ David Abrams, David Abrams, Managing Member (02/26/2026)
- Abrams Capital, LLC: By: /s/ David Abrams, David Abrams, Managing Member (02/26/2026)
- Abrams Capital Management, LLC: By: /s/ David Abrams, David Abrams, Managing Member (02/26/2026)
- Abrams Capital Management, L.P.: By: /s/ David Abrams, By: ABRAMS CAPITAL MANAGEMENT, LLC, its General Partner (02/26/2026)
- Abrams Capital Management, L.P.: By: /s/ David Abrams, David Abrams, Managing Member (02/26/2026)
- Riva Capital Partners V, L.P.: By: /s/ David Abrams, By: RIVA CAPITAL MANAGEMENT V, LLC, its General Partner (02/26/2026)
- Riva Capital Partners V, L.P.: By: /s/ David Abrams, David Abrams, Managing Member (02/26/2026)
- Riva Capital Management V, LLC: By: /s/ David Abrams, David Abrams, Managing Member (02/26/2026)
- Riva Capital Partners VI, L.P.: By: /s/ David Abrams, By: RIVA CAPITAL MANAGEMENT VI, LLC, its General Partner (02/26/2026)
- Riva Capital Partners VI, L.P.: By: /s/ David Abrams, David Abrams, Managing Member (02/26/2026)
- Riva Capital Management VI, LLC: By: /s/ David Abrams, David Abrams, Managing Member (02/26/2026)
- David Abrams: By: /s/ David Abrams, Individually (02/26/2026)